U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2006

XYRATEX LTD

(Registrant’s name)

Langstone Road
Havant
PO91 1SA

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

NEWS RELEASE

Havant, UK - July 17, 2006

Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the second quarter of its 2006 fiscal year, ending May 31, 2006:

•              Management’s Discussion and Analysis of Financial Condition and Results of Operations

•              Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure.

Our Storage and Network Systems products are primarily storage subsystems, which we provide to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2005 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital accounted for 48%, 30% and 7% of our revenues, respectively. In the six months ended May 31, 2006, sales to these customers accounted for 84% of our revenues. We had 39 customers which individually contributed more than $0.5 million to revenues in our 2005 fiscal year and at May 31, 2006 we had over 130 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Acquisitions and disposals

Subsequent to the quarter end, on June 30, 2006 we acquired from IBM a portfolio of 49 US patents and related filings in other countries for consideration of $4.0 million. The portfolio included specific patent clusters related to Snapshot, Advanced Memory Caching and Raid Controller technology in support of the future product roadmap requirements of our Storage and Network Systems segment. This represents a significant injection of intellectual property and will enable us to build more value add features and functions to the technology acquired as part of the acquisition of nStor Technologies, Inc. in September 2005.

On March 6, 2006, we concluded the disposal of a product line through a license of the intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. We will continue to manufacture the related product lines for Napatech under a separate Supply Agreement. The license agreement required an initial payment of $2.0 million and further payments equal to the amount of revenue that is derived from the transferred customers during the twelve month period beginning March 1, 2006, in excess of $2.0 million and up to a maximum of $7.5 million. Revenue from these customers totaled approximately $5.7 million in the year ended November 30, 2005.

In September 2005, we completed the acquisition of nStor Technologies, Inc., a company which was headquartered in Carlsbad, California and was listed on the American Stock Exchange. nStor is a developer and provider of data storage subsystems, primarily to OEMs. We are in the process of integrating nStor’s business with our Storage and Network Systems segment. The purchase price for the shares was $21.5 million in cash. In addition, as part of the acquisition, we were required to make other payments totaling $3.8 million and assume debt totaling $5.1 million. nStor recorded revenue of $7.3 million and $10.3 million in the six months ended June 30, 2005 and year ended December 31, 2004, respectively. nStor recorded operating losses of $4.2 million and $6.9 million, respectively in these periods. We are anticipating improvements in operating results related to this business during our 2006 fiscal year through increased revenues and operating efficiencies through synergies with our Storage and Network Systems segment.

In May 2005, we acquired the business of Oliver Design, Inc., a company located in Scotts Valley, California, which develops and sells magnetic disk drive media cleaning technology for use in the disk drive production process. Our total cash consideration of $17.2 million consisted of an initial payment of $14.2 million and deferred consideration of $3.0 million due fifteen months from closing, which we recorded as an acquisition note payable. We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations.

Revenues

We derive revenues primarily from the sale of our Storage and Network Systems products and our Storage Infrastructure products.

Our Storage and Network Systems products consist primarily of storage subsystems which address three market segments through our OEM customers; Network Attached Storage or NAS, Storage Area Networks or SAN and Nearline storage. We have continued to see strong growth in each of these market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our customers typically operate across multiple market segments. Nearline storage is considered to be a new segment within the external storage systems market. It is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the back up and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the fibre channel protocol to access the storage subsystem which can incorporate either high performance fibre channel or lower cost ATA/SATA disk drives.

Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues over recent fiscal years, primarily through sales to Seagate Technology. We supply three main product lines in this segment: production test systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). We commenced the supply of media cleaning technology when we acquired the business of Oliver Design, Inc. in May 2005. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

As described below, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. In the last three fiscal years we have not seen an overall trend in our unit prices.

Revenues from product sales are recognized once delivery has occurred, provided that there is persuasive evidence that an arrangement exists, the price for the delivered product is fixed or determinable, and it is reasonably assured that the revenue will be collected. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer. For sales that include customer-specified acceptance criteria, revenues are recognized after the acceptance criteria have been met. Sales of the major portion of our Storage Infrastructure products include an installation element. Revenue for these products is recognized upon installation except that, where there is objective and reliable evidence to support the fair value of installation, or where there is a separate arrangement for the installation, product revenue is recognized upon delivery. In addition, some of our sales contracts provide that a certain percentage of payments is to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins. Some of these arrangements require non-refundable payments from our customers for research and development during the product development phase, which is known as non-recurring engineering or “NRE”. Revenue from non-recurring engineering under these contracts has been recognized upon the achievement of agreed project milestones and amounted to $0.8 million in our 2005 fiscal year and $0.8 million in the six months ended May 31, 2006. These amounts exclude compensation for product development received on cancellation of a customer order as described below in the discussion of revenue in the six month period ended May 31, 2006. We do not anticipate any significant changes in the level of revenue from non-recurring engineering.

We believe that both of our business segments present the opportunity for growth. We are seeing growth in demand from our customers, which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets which our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in shipped volume and increases in the individual storage capacity of disk drives.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. The gross margins for our Storage and Network Systems products tend to be lower than the margins of our Storage Infrastructure products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment. We seek to improve our gross margins by delivering higher value-added products to our customers.

Research and Development

Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. We expense research and development costs as they are incurred.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2005 fiscal year our research and development expenses related to over approximately 39 separate projects relating to improving existing products, meeting customer specific requirements and entering new markets, such as development of the Application Storage System.

As of November, 2005 27% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately in line with the increase in revenue and we expect this trend to continue, reflecting our continuing commitment to developing products based on advanced technologies and designs.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect these expenses to continue to increase approximately in line with our revenues.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. After excluding equity compensation expense, over 90% of our income before income taxes in the last two fiscal years has arisen in the United Kingdom or Malaysia. Since 1998, our Malaysian operations have benefited from “high-tech pioneer” status which provided us with a zero tax rate on substantially all of our income arising in Malaysia. In 2006 we have been granted a tax exempt status for our operations in Malaysia until 2012. This removes the risk which previously existed, of a rise in our overall tax rate which would have occurred in 2007 when our “high-tech pioneer” status was due to expire. As of November 30, 2005, we had a loss carryforward of $22.6 million in the United Kingdom and as a result of these loss carryforwards have not been required to make any significant U.K. tax payments in recent fiscal years.

As of November 30, 2005, we recorded a deferred tax asset of $24.0 million. Of this amount, $14.6 million relates to a loss carryforward and other tax and accounting timing differences in the United Kingdom. Of the remaining balance $5.2 million relates to non-cash equity compensation expense as described in the next paragraph and $3.7 million relates to net operating loss carryforwards recorded in connection with our acquisition of nStor.

As a result of the recording of a non-cash equity compensation expense in our 2004 fiscal year related to our Initial Public Offering in that year, we recorded an additional deferred tax asset of $12.3 million relating to share options granted to U.K. employees. As of November 30, 2005, as a result of employees exercising share options, $7.1 million of this amount had been added to U.K. loss carryforwards. This tax benefit primarily relates to a U.K. tax deduction which is obtained when these share options are exercised, calculated as the excess of the market price on date of exercise over the exercise price. Following the adoption of FAS 123R described below, any future windfall tax benefits will only be recognized when they are realized through a benefit to cash flow. A significant proportion of the equity compensation expense calculated using the fair value method of FAS 123R results in the recording of a tax benefit and this benefit will form the baseline for calculating any future windfall tax benefits.

Tax payments in our 2005 fiscal year amounted to $1.7 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. We do not anticipate a significant change in the level of our tax payments in our 2006 fiscal year. The tax expense we recorded in the six months ended May 31, 2006 primarily relates to a reduction in the deferred tax asset arising from the usage of U.K. operating loss carryforwards.

Equity Compensation Expense

In our 2006 fiscal year we are required to record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R – “Share Based Payment”. Under our previous accounting policy we recorded equity compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) 25 – “Accounting for Stock Issued to Employees”. Equity compensation expense calculated under FAS 123R for the six months ended May 31, 2006 was $3.3 million and we also recorded an income tax benefit related to this expense of $0.8 million. The net effect therefore amounted to $2.5 million and resulted in a reduction in our basic and diluted earnings per share. We anticipate recording $11.6 million in equity compensation expense over our next four fiscal years for share and option awards outstanding as of May 31, 2006. We also anticipate that this will increase as a result of the granting of additional share based awards in future periods and change as a result of changes in assumptions on which the calculation of the equity compensation expense is based.

We recorded an expense of $0.4 million in the six months ended May 31, 2005 related to 0.3 million share awards based on the prorated vesting of those shares during the period and calculated under our previous accounting policy.

Results from Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended May 31,		Six Months Ended May 31,
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	78.5	78.0	79.2	78.6
Gross profit	21.5	22.0	20.8	21.4
Operating expenses:
Research and development	6.8	7.6	7.5	7.5
Selling, general and administrative	5.5	5.4	6.0	5.7
Amortization of intangible assets	0.4	0.2	0.5	0.2
In process research and development	—	1.3	—	0.7
Operating income	8.8	7.5	6.8	7.3
Net income	8.5	6.5	6.5	6.6

Segment gross profit as a percentage of segment revenues:
Storage and Network Systems	13.3%	16.0%	14.2%	16.0%
Storage Infrastructure	30.9%	30.7%	30.5%	29.9%

Three Months Ended May 31, 2006 Compared to Three Months Ended May 31, 2005

The following is a tabular presentation of our results of operations for the three months ended May 31, 2006 compared to the three months ended May 31, 2005. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three Months Ended
	May 31,	May 31,	Increase / (Decrease)
	2006	2005	Amount	%
	US dollars in thousands
Revenues:
Storage and Network Systems	$153,738	$100,591	$53,147	52.8%
Storage Infrastructure	135,144	69,013	66,131	95.8
Total revenues	288,882	169,604	119,278	70.3
Cost of revenues	226,853	132,353	94,500	71.4
Gross profit:
Storage and Network Systems	20,504	16,081	4,423	27.5
Storage Infrastructure	41,778	21,170	20,608	97.3
Equity compensation	(253)	—	(253)	—
Total gross profit	62,029	37,251	24,778	66.5
Operating expenses:
Research and development	19,402	12,858	6,544	50.9
Selling, general and administrative	15,955	9,105	6,850	75.2
Amortization of intangible assets	1,185	328	857	—
In process research and development	—	2,230	(2,230)	—
Operating income	25,487	12,730	12,757	100.2
Other income	1,965	—	1,965	—
Interest income, net	233	320	(87)	—
Provision for income taxes	3,109	2,000	1,109	55.9
Net income	$24,576	$11,050	$13,526	122.4%

Revenues

The 70.3% increase in our revenues in the three months ended May 31, 2006 compared to the three months ended May 31, 2005 was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

Of the $53.1 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $22.0 million was contributed by a 103% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 38% in sales of our storage subsystem products incorporating fibre channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and we believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $66.1 million increase in revenues from sales of Storage Infrastructure products included increases in revenues from each of our product groups. Revenues from the sale of media process technology increased by $36.9 million, including the contribution of $20.4 million from sales of media cleaning equipment following our acquisition of Oliver Design in May 2005. Revenues from sales of production test systems and servo track writers increased by $16.5 million and $12.7 million, respectively. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules. Management believe that, in addition to underlying growth in demand, the increase in revenues resulted from expansion of capacity by our customers as a result of the acquisition of Maxtor by Seagate and from an expansion of disk media production capacity in the environment of an ongoing constraint in the supply of disk media. Included in revenues is a $10.5 million charge to Maxtor for the cancellation of an order for production test systems.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in the three months ended May 31, 2006 compared to the three months ended May 31, 2005 was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 21.5% in the three months ended May 31, 2006 compared to 22.0% for the three months ended May 31, 2005. This reflects a decrease in the gross margin for our Storage and Network Systems products, partially offset by an increase of 0.9% resulting from an increased proportion of higher margin Storage Infrastructure revenues.

The gross margin for our Storage and Network Systems products decreased to 13.3% in the three months ended May 31, 2006 from 16.0% in the three months ended May 31, 2005, primarily as a result of changes in product and customer mix, in particular the increasing proportion of revenues related to the lower margin disk drive component. In addition, the gross margin in this segment reduced by 0.5% as a result of an increase in provisions against inventory which is not compliant with new European hazardous substances laws.

The gross margin for Storage Infrastructure products was 30.9% in the three months ended May 31, 2006, essentially unchanged from 30.7% in the three months ended May 31, 2005. The gross margin in each quarter varies primarily with changes in product mix. There were no individually significant factors resulting in changes to gross margin in these quarters.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.3 million for the three months ended May 31, 2006. See Note 12 to our condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $6.5 million increase in research and development expense in the three months ended May 31, 2006 compared to the three months ended May 31, 2005 includes $0.5 million resulting from the implementation of FAS123R as described above, $1.1 million related to the operations of nStor and $1.5 million related to media cleaning technology as a result of our acquisition of Oliver Design. In addition the increase included increased investment of approximately $2.8 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems, and $1.7 million related to increased investment in all of our significant Storage Infrastructure product lines. In November 2005 we ceased investment in silicon based switch architecture and the effect of this was to reduce our research and development expense by $1.3 million from that in the comparative quarter.

Selling, General and Administrative

The $6.9 million increase in our selling, general and administrative expense in the three months ended May 31, 2006 compared to the three months ended May 31, 2005 includes $1.0 million resulting from the implementation of FAS123R, a $0.8 million accounts receivable provision, additional employee performance related bonuses of $0.6 million and the effects of our acquired businesses, including $1.0 million related to the nStor business and $1.3 million relating to the Oliver Design business. Additionally, we have increased the number of employees engaged in sales and distribution activities in support of the increase in the level of business.

Amortization of Intangible Assets

The $0.9 million increase in amortization of intangible assets in the three months ended May 31, 2006 includes $0.4 million each from the amortization of intangible assets purchased as part our acquisitions of nStor on September 9, 2005 and Oliver Design on May 23, 2005.

Other Income

We recorded income of $2.0 million in the three months ended May 31, 2006 relating to the disposal of a product line to Napatech as described in the overview above.

Interest Income, Net

We recorded net interest income of $0.2 million in the three months ended May 31, 2006 compared to $0.3 million in the three months ended May 31, 2005. This decrease resulted from a decrease in average cash balances, primarily related to cash used in our acquisition of nStor.

Provision for Income Taxes

During the three months ended May 31, 2006 we recorded a provision for income taxes of $3.1 million compared with $2.0 million in the three months ended May 31, 2005. This was primarily as a result of the increase in income before income taxes offset by an adjustment to prior year liabilities of $1.2 million arising from the grant of tax free status in Malaysia and the agreement of certain prior year U.K. tax filings.

Net Income

The increase in net income for the three months ended May 31, 2006 compared to the three months ended May 31, 2005 resulted primarily from an increase in revenues, including that from acquired businesses. The income from the disposal of a product line and the adjustment to prior year tax liabilities also contributed to the increase in net income. This was offset by factors set out above, including, in particular, the decrease in gross margins in our Storage and Network Systems segment and the increase in operating expenses, including the effect of our acquisitions and a total of $1.8 million related to the implementation of FAS 123R.

Six Months Ended May 31, 2006 Compared to Six Months Ended May 31, 2005

The following is a tabular presentation of our results of operations for the six months ended May 31, 2006 compared to the six months ended May 31, 2005. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six Months Ended
	May 31,	May 31,	Increase / (Decrease)
	2006	2005	Amount	%
	US dollars in thousands
Revenues:
Storage and Network Systems	$282,568	$189,422	$93,146	49.2%
Storage Infrastructure	196,831	122,705	74,126	60.4
Total revenues	479,399	312,127	167,272	53.6
Cost of revenues	379,801	245,193	134,608	54.9
Gross profit:
Storage and Network Systems	40,015	30,250	9,765	32.3
Storage Infrastructure	59,944	36,684	23,260	63.4
Equity compensation	(361)	—	(361)	—
Total gross profit	99,598	66,934	32,664	48.8
Operating expenses:
Research and development	35,864	23,420	12,444	53.1
Selling, general and administrative	28,818	17,700	11,118	62.8
Amortization of intangible assets	2,375	726	1,649	—
In process research and development	—	2,230	(2,230)	—
Operating income	32,541	22,858	9,683	42.4
Other income	1,965	—	1,965	—
Interest income, net	438	669	(231)	—
Provision for income taxes	3,931	3,034	897	29.6
Net income	$31,013	$20,493	$10,520	51.3%

Revenues

The 53.6% increase in our revenues in the six months ended May 31, 2006 compared to the six months ended May 31, 2005 was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

Of the $93.1 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $31.0 million was contributed by a 73% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 38% in sales of our storage subsystem products incorporating fibre channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and we believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $74.1 million increase in revenues from sales of Storage Infrastructure products included increases in revenues from each of our product groups. Revenues from the sale of media process technology increased by $44.3 million, including the contribution of $27.5 million from sales of media cleaning equipment following our acquisition of Oliver Design in May 2005. Revenues from sales of production test systems and servo track writers increased by $18.0 million and $11.8 million, respectively. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules. Management believe that, in addition to underlying growth in demand, the increase in revenues resulted from expansion of capacity by our customers as a result of the acquisition of Maxtor by Seagate and from an expansion of disk media production capacity in the environment of an ongoing constraint in the supply of disk media. Included in revenues is a $10.5 million charge to Maxtor for the cancellation of an order for production test systems, being compensation for product development costs and supply chain liabilities.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in the six months ended May 31, 2006 compared to the six months ended May 31, 2005 was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 20.8% in the six months ended May 31, 2006 compared to 21.4% for the six months ended May 31, 2005. This reflects a decrease in the gross margin for our Storage and Network Systems products, partially offset by an increase of 0.2% resulting from a increased proportion of higher margin Storage Infrastructure revenues and a small increase in the gross margin for our Storage Infrastructure products.

The gross margin for our Storage and Network Systems products decreased to 14.2% in the six months ended May 31, 2006 from 16.0% in the six months ended May 31, 2005, primarily as a result of changes in product and customer mix, in particular the increasing proportion of revenues related to the lower margin disk drive component. In addition, the gross margin in this segment reduced by 0.3% as a result of an increase in provisions against inventory which is not compliant with new European hazardous substances laws.

The gross margin for Storage Infrastructure products was 30.5% in the six months ended May 31, 2006, compared to 29.9% in the six months ended May 31, 2005. The gross margin in each quarter varies primarily with changes in product mix. There were no individually significant factors resulting in changes to gross margin in these periods.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.4 million for the six months ended May 31, 2006. See Note 12 to our condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $12.4 million increase in research and development expense in the six months ended May 31, 2006 compared to the six months ended May 31, 2005 includes $0.8 million resulting from the implementation of FAS123R as described above, $2.6 million related to the operations of nStor and $3.7 million related to media cleaning technology as a result of our acquisition of Oliver Design. In addition the increase included increased investment of approximately $4.9 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems and $2.7 million related to increased investment in all of our significant Storage Infrastructure product lines. In November 2005 we ceased investment in silicon based switch architecture and the effect of this was to reduce our research and development expense by $2.3 million from that in the comparative period.

Selling, General and Administrative

The $11.1 million increase in our selling, general and administrative expense in the six months ended May 31, 2006 compared to the six months ended May 31, 2005 includes $1.8 million resulting from the implementation of FAS123R, a $0.8 million accounts receivable provision and the effects of our acquired businesses, including $2.0 million related to the nStor business and $2.0 million relating to the Oliver Design business. Additionally, we have increased the number of employees engaged in sales and distribution activities in support of the increase in the level of business.

Amortization of Intangible Assets

The $1.6 million increase in amortization of intangible assets in the six months ended May 31, 2006 includes $0.8 million each from the amortization of intangible assets purchased as part our acquisitions of nStor on September 9, 2005 and Oliver Design on May 23, 2005.

Other Income

We recorded income of $2.0 million in the six months ended May 31, 2006 relating to the disposal of a product line to Napatech as described in the overview above.

Interest Income, Net

We recorded net interest income of $0.4 million in the six months ended May 31, 2006 compared to $0.7 million in the six months ended May 31, 2005. This decrease resulted from a decrease in average cash balances, primarily related to cash used in our acquisition of nStor.

Provision for Income Taxes

During the six months ended May 31, 2006 we recorded a provision for income taxes of $3.9 million compared with $3.0 million in the six months ended May 31, 2005. This was primarily as a result of the increase in income before income taxes offset by an adjustment to prior year liabilities of $1.5 million arising from the grant of tax free status in Malaysia and the agreement of certain prior year U.K. tax filings.

Net Income

The increase in net income for the six months ended May 31, 2006 compared to the six months ended May 31, 2005 resulted primarily from an increase in revenues, including that from acquired businesses. The income from the disposal of a product line and the adjustment to prior year tax liabilities also contributed to the increase in net income. This was offset by factors set out above, including, in particular, the decrease in gross margins in our Storage and Network Systems segment and the increase in operating expenses, including the effect of our acquisitions and a total of $2.9 million related to the implementation of FAS 123R.

Liquidity and Capital Resources

Cash flows

 Net cash provided by operating activities was $19.5 million for the six months ended May 31, 2006 compared to $14.9 million in the six months ended May 31, 2005.

Cash provided by operating activities of $19.5 million for the six months ended May 31, 2006 resulted primarily from the positive contribution of net income of $31.0 million after excluding net non-cash charges totaling $10.1 million together with increases in accounts payable and deferred revenue of $43.1 million and $10.9 million respectively. The increase in accounts payable resulted primarily from the increase in revenues. Deferred revenue represents advance payments from customers for Storage Infrastructure products and varies with the level of orders on hand for these products. A decrease in deferred income taxes of $4.4 million and an increase in other accrued liabilities of $5.1 million also contributed to operating cash flow. The decrease in deferred income taxes related primarily to the usage of U.K. net operating loss carryforwards. The increase in other accrued liabilities resulted primarily from an increase in liabilities to suppliers for an order cancellation. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $30.8 million and $52.0 million, respectively. The increase in inventories resulted primarily from the expected relatively high level of revenues in the early part of our third fiscal quarter. The increase in accounts receivable resulted from an increase in revenues.

Cash provided by operating activities of $14.9 million for the six months ended May 31, 2005 resulted primarily from the positive contribution of net income after excluding non-cash charges for depreciation and amortization of $3.9 million together with increases in accounts payable of $21.7 million and a decrease in deferred income taxes of $4.1 million. The increase in accounts payable resulted primarily from underlying sales growth. The decrease in deferred income taxes related primarily to the usage of U.K. net operating loss carryforwards. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $15.3 million and $18.7 million, respectively, resulting primarily from growth in the business.

Net cash used in investing activities was $12.2 million for the six months ended May 31, 2006 compared to $9.7 million for the six months ended May 31, 2005.

Net cash used in investing activities for the six months ended May 31, 2006 included $3.2 million deferred consideration related to our acquisition of ZT Automation in 2004 and $11.0 million related to capital expenditure. Net cash used in the six months ended May 31, 2005 included $5.1 million deferred consideration related to our acquisition of ZT Automation in 2004 and $4.5 million related to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines, test equipment and computers and also includes the cost of expanding our facilities in Malaysia, which in the six months ended May 31, 2006 amounted to $0.8 million. In July 2005 we commenced a new project to replace our Enterprise and Resource Planning (“ERP”) system. This will result in additional capital expenditure of approximately $7.0 million in our 2005 and 2006 fiscal years, of which $1.9 million and $3.8 million, respectively is included in capital expenditure in the six months ended May 31, 2006 and our 2005 fiscal year. With this exception, we do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally increase in line with our revenues. With the exception of the new ERP system, we currently have no material commitments for capital expenditures.

Net cash provided by financing activities was $0.8 million in the six months ended May 31, 2006 and net cash used in our financing activities was $2.2 million in the six months ended May 31, 2005.

Net cash provided by financing activities for the six months ended May 31, 2006 comprises $2.8 million proceeds from the exercise of employee share options partially offset by quarterly repayments totaling $2.0 million under our HSBC term loan. Net cash used in financing activities in the six months ended May 31, 2005 comprises the payment of a $2.0 million acquisition note payable related to our acquisition of ZT Automation in 2004 and quarterly repayments totaling $2.0 million under our HSBC term loan, partially offset by $1.8 million proceeds from the exercise of employee share options.

Liquidity

As of May 31, 2006, our principal sources of liquidity consisted of cash and cash equivalents of $47.4 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $9.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over approximately five years. The facilities also include a revolving line of credit which expires in December 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 0.6% and 1.25% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of May 31, 2006, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

Our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we have made or might choose to make or alliances we have entered or might enter into. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on form 20-F as filed with the Securities and Exchange Commission. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Following the adoption of FAS 123R described above we now believe that our policy for the accounting for share based payment is a critical accounting policy. FAS 123R requires the measurement and recognition of compensation for all share based awards made to employees and directors, including share options, employee share purchases and restricted share awards, based on estimated fair values. Under FAS 123R, we use the Black-Scholes option pricing model as our method of valuation for share-based awards. Our determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected life of the award, our expected share price, volatility over the term of the award, expected forfeiture levels and actual and projected exercise patterns. Although the fair value of share-based awards is determined in accordance with FAS 123R, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

Recent Accounting Pronouncements

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, which offers guidance on FAS 123R. SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)”. In November 2005, the FASB issued FSP FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”. In February 2006, the FASB issued FSP

FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement on the Occurrence of a Contingent Event”. These interpretations provide further guidance on the implementation of FAS123R as set out in their respective titles. We have applied the principles of SAB 107 and these interpretations in conjunction with our adoption of FAS 123R. We do not expect FAS123(R)-4 to have a material impact on our financial condition or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in FAS No. 143, “Accounting for Asset Retirement Obligations”, and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005, and has been adopted by us beginning December 1, 2005. We do not expect the adoption of this interpretation to have a material effect on our financial condition or results of operations.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6.”). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

 In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

In September 2005, the FASB issued EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. Adoption of this standard is not expected to have a material impact on our financial position or results of operations..

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31, 2006	November 30, 2005
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$47,356	$41,240
Accounts receivable, net	113,238	82,449
Inventories	123,579	71,543
Prepaid expenses	2,452	2,244
Deferred income taxes	8,093	6,480
Other current assets	6,650	3,236
Total current assets	301,368	207,192
Property, plant and equipment, net	32,207	25,643
Intangible assets, net	53,551	50,904
Deferred income taxes	11,170	17,551
Total assets	$398,296	$301,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$122,985	$79,927
Acquisition note payable	3,000	3,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	12,338	13,620
Deferred revenue	27,362	16,434
Income taxes payable	606	421
Other accrued liabilities	21,475	15,506
Total current liabilities	191,766	132,908
Long-term debt	5,000	7,000
Total liabilities	196,766	139,908

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,723 and 28,437 issued and outstanding	287	284
Additional paid-in capital	340,032	333,886
Accumulated other comprehensive income (loss)	1,630	(1,356)
Accumulated deficit	(140,419)	(171,432)
Total shareholders’ equity	201,530	161,382
Total liabilities and shareholders’ equity	$398,296	$301,290

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2006	2005	2006	2005
	(US dollars in thousands, except per share amounts)

Revenues	288,882	169,604	479,399	312,127
Cost of revenues	226,853	132,353	379,801	245,193
Gross profit	62,029	37,251	99,598	66,934
Operating expenses:
Research and development	19,402	12,858	35,864	23,420
Selling, general and administrative	15,955	9,105	28,818	17,700
Amortization of intangible assets	1,185	328	2,375	726
In process research and development	—	2,230	—	2,230
Total operating expenses	36,542	24,521	67,057	44,076
Operating income	25,487	12,730	32,541	22,858
Other income	1,965	—	1,965	—
Interest income, net	233	320	438	669
Income before income taxes	27,685	13,050	34,944	23,527
Provision for income taxes	3,109	2,000	3,931	3,034
Net income	24,576	11,050	31,013	20,493

Net earnings per share:
Basic	$0.86	$0.39	$1.08	$0.73
Diluted	$0.83	$0.38	$1.05	$0.71

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,670	28,372	28,589	28,246
Diluted	29,739	29,089	29,511	28,993

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total

Balances as of November 30, 2004	28,043	$280	$329,267	$(213,601)	$755	$116,701
Issuance of common shares	360	4	1,838			1,842
Non-cash equity compensation			1,613			1,613
Employee bonus paid by trust			144			144
Components of comprehensive income, net of tax:
Net income				20,493
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(1,154)
Total comprehensive income						19,339
Balances as of May 31, 2005	28,403	$284	$332,862	$(193,108)	$(399)	$139,639

	Number of Common Shares	Par value	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total

Balances as of November 30, 2005	28,437	$284	$333,886	$(171,432)	$(1,356)	$161,382

Issuance of common shares	286	3	2,822			$2,825
Non-cash equity compensation			3,324			$3,324
Components of comprehensive income, net of tax:
Net income				31,013
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:					2,986
Total comprehensive income						$33,999
Balances as of May 31, 2006	28,723	$287	$340,032	$(140,419)	$1,630	$201,530

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31, 2006	May 31, 2005
	(US dollars in thousands)
Cash flows from operating activities:
Net income from continuing operations	$31,013	$20,493
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	4,421	3,166
Amortization of intangible assets	2,375	726
Non-cash equity compensation	3,324	381
Bonus paid by trust	—	144
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(30,789)	(15,291)
Inventories	(52,036)	(18,696)
Prepaid expenses and other current assets	(1,219)	(1,658)
Accounts payable	43,058	21,715
Employee compensation and benefits payable	(1,282)	284
Deferred revenue	10,928	1,069
Income taxes payable	185	(160)
Deferred income taxes	4,388	4,104
Other accrued liabilities	5,095	(1,364)
Net cash provided by operating activities	19,461	14,913
Cash flows from Investing activities:
Investments in property, plant and equipment	(10,985)	(4,524)
Acquisition of business, net of cash received	(3,185)	(5,131)
Net cash used in investing activities	(14,170)	(9,655)

Cash flows from financing activities:
Net payments of long-term borrowings	(2,000)	(2,000)
Payment of acquisition note payable	—	(2,000)
Proceeds from issuance of shares	2,825	1,842
Net cash provided by (used in) financing activities	825	(2,158)
Change in cash and cash equivalents	6,116	3,100
Cash and cash equivalents at beginning of period	41,240	63,495
Cash and cash equivalents at end of period	$47,356	$66,595

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.                   The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We design, develop and manufacture enabling technology in support of high-performance storage and data communication networks.

2.                   Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2005 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission.

Equity compensation.    On December 1, 2005, the Company adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which requires the measurement and recognition of compensation for all share-based awards made to employees and directors including share options and employee share purchases under a share purchase plan based on estimated fair values. FAS 123R supersedes previous accounting under Accounting Principles Board Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in the Company’s 2006 fiscal year. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to application of FAS 123R. The Company has applied the provisions of SAB 107 in its adoption of FAS 123R.

The Company adopted FAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of December 1, 2005, the first day of its 2006 fiscal year. In accordance with the modified prospective transition method, the Company’s condensed consolidated financial statements for periods prior to the first quarter of the 2006 fiscal year have not been restated to reflect this change. Equity compensation recognized during the period is based on the graded vesting of the share-based award, adjusted for expected forfeitures. Equity compensation recognized in the Company’s condensed consolidated financial statements for the six months ended May 31, 2006 includes compensation cost for share-based awards granted prior to, but not fully vested as of, November 30, 2005 and share-based awards granted subsequent to November 30, 2005.

Upon adoption of FAS 123R, the Company continued to use the Black-Scholes option pricing model as the method of valuation for share-based awards. The determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by the Company’s share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected life of the award, the Company’s expected share price volatility over the term of the award, expected forfeiture levels and actual and projected exercise behaviors. Although the fair value of share-based awards is determined in accordance with FAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

3.              Equity compensation plans

As described above, with effect from December 1, 2005, the Company adopted FAS 123R, which establishes accounting for share-based awards exchanged for employee services, using the modified prospective application transition method. Accordingly, equity compensation cost is measured at grant date, based on the fair value of the award, over the requisite service period. Previously, the Company applied APB 25 and related Interpretations, as permitted by FAS 123.

The Company’s share-based awards include five plans under which employees have been granted options to purchase Xyratex Limited common shares, an Employee Stock Purchase Plan, restricted stock units and restricted shares. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 3,717 shares authorized for future grants under the plans. Option exercises are satisfied through the issue of new shares or where previously agreed with the trustee, through the transfer of shares from an employee benefit trust. The plans are described as follows:

Share Option Plans

Xyratex Ltd Approved Plan

Options granted under this plan may have certain tax advantages and vest at the earlier of a takeover or liquidation of the Company, or ratably, over a period of four years from the grant date. Options granted under the plan expire at the earlier of ten years from the date of grant, six months after a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. The Company’s board of directors may impose objective conditions as to the performance of the Company which must be satisfied before options are exercised.

2004 Plan

Options granted under these plans vest over periods ranging from three to four years from the grant date, or earlier upon a change of control of the Company. Options granted under the plan expire at the earlier of ten years from the date of grant, 15 days after a change of control if the acquiring entity does not exchange or carry over the outstanding options, or 30 days from termination of employment with the Company. The Company’s board of directors may impose objective conditions as to the performance of the Company which must be satisfied before options are exercised. The maximum number of shares that can be issued under this plan is 5,000.

2004 Directors Stock Option Plan

Xyratex Ltd adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase Xyratex Ltd common shares to certain directors. The options vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares that can be issued under this plan is 60 and these were granted in 2004.

Chairman’s Stock Option Plan

Options under this plan vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares the Company can issue under the plan is 228 and these were granted in 2004.

The Sharesave Plan

Options granted under this plan have certain tax advantages. Options can only be exercised at the end of a three year period based on the amount paid by an employee into an independent savings account. The options have been granted with an exercise price at a discount of 15% to the market price and the maximum monthly contribution to all sharesave plans is £250 determined at the commencement of the three year period. The number of options to purchase common shares is dependent on payments into the savings account continuing for the three year period.

Sharesave Plans activity was as follows:

	March 2005	March 2006
Grant date
Exercise price	$14.46	$22.95
Options to purchase common shares outstanding at November 30, 2005	159	—
Options to purchase common shares outstanding at May 31, 2006	159	20
Aggregate intrinsic value	$1,978	$80

Share Option Activity

Options granted, exercised, canceled and expired under all of the Company’s share option plans, excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2005	3,477	$8.64
Granted	—	—
Exercised	(843)	4.72
Forfeited	(60)	14.14
Outstanding at May 31, 2006	2,574	$9.79	7.3	$43,998
Exercisable at May 31, 2006	1,385	$6.13	6.1	$28,742

At November 30, 2005, a total of 1,930 options were exercisable at a weighted-average exercise price of $4.25. The aggregate intrinsic value of options outstanding at May 31, 2006 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. All outstanding options had exercise prices that were lower than the $26.88 closing market price of the Company’s common shares at May 31, 2006. The total intrinsic value of options exercised during the six months ended May 31, 2006 was $12,080, determined as of the date of exercise. The total fair value of options that vested and forfeited during the six months ended May 31, 2006 was $2,409 and $392 respectively.  Included in options outstanding at November 30, 2005 are 150 which are subject to performance conditions. No expense has been recorded in connection with these options because the Company does not consider it probable that the related performance criteria will be met. No other options are subject to performance conditions.

Employee Stock Purchase plan

The Company operates an employee stock purchase plan (the “ESPP”) under which any eligible employee of the Company receives the rights to purchase the Company’s shares. A purchase right entitles a participant to purchase at the end of each offering period, being each fiscal quarter, the number of common shares determined by dividing the participant’s accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

There were 15 shares purchased under the employee stock purchase plan during the six months ended May 31, 2006, resulting in an equity compensation expense of $73 in the period.

Restricted Stock Units

Following the Company’s Annual General Meeting on March 21, 2006, the Company granted 413 restricted stock units to certain employees. These units will require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of 83% of these units is also subject to the achievement of certain performance conditions in the year ended November 30, 2006. The restricted stock units vest 25% on each February 1 in 2007 through 2010. An employee ceases to be entitled to the restricted stock unit upon termination of their employment or ten years from the date of grant. At May 31 2006 none of the specific performance goals have been achieved. It has been estimated that 313 restricted stock units will vest and as a result equity compensation expense of $921 has been recorded in the three months ended May 31, 2006

Restricted Shares and Share Awards

Restricted share awards are awards of the Company’s common shares that will vest in accordance with terms and conditions established by the board of directors. The board of directors may impose whatever conditions to vesting it determines to be appropriate. For example, the board of directors may set restrictions based on the achievement of specific performance goals. Unvested shares are subject to the Company’s right of repurchase or forfeiture.

In April 2005 the Company granted rights to 190 shares at no cost and which will vest based on the achievement of certain revenue targets over the three years ended August 31, 2008. In addition in 2005 the Company granted five restricted shares to an employee at no cost, the vesting of which is not subject to performance conditions.

At November 30, 2005 and May 31, 2006, these 195 awards of restricted shares were outstanding. No expense has been recorded in connection with 190 of these awards because the Company does not consider it probable that the related performance criteria will be met.

In addition, included in issued common shares are 280 shares which were purchased by certain directors and management in February 2004 and which were subject to repurchase by the Company at their purchase price. The repurchase restrictions lapse and therefore the shares become vested over a four year period, with the first tranche vesting on November 30, 2004. As of May 31, 2006 and November 30, 2005, 130 shares remain unvested. Included in equity compensation expense in the six months ended May 31, 2006 is $61 relating to the vesting of these shares. The weighted-average grant date fair value of these share awards is $2.96.

Determining Fair Value of Share Options Under FAS 123R

Valuation and Amortization Method. The Company estimates the fair value of share options using the Black-Scholes option valuation model and amortizes the fair value using graded vesting over the vesting periods.

Expected Life. The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. Share options granted during the three months ended February 28, 2005 vest 25% per year over four years and have contractual terms of ten years. Share purchases under the share purchase plan have an expected life of three months, which is equal to the offering period.

Expected Volatility. The volatility factor the Company uses in the Black-Scholes option valuation model is based on the Company’s historical share prices since its Initial Public Offering in 2004 and the reported historical volatility of comparable companies.

Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Expected Dividend Yield. The Company has never paid any cash dividends on its common shares and the Company does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model.

Expected Forfeitures. The Company uses historical data to estimate pre-vesting option forfeitures. The Company records share-based compensation only for those awards that are expected to vest.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Equity Compensation Under FAS 123R

The following table summarizes equity compensation expense related to share-based awards under FAS 123R for the three and six month periods ended May 31, 2006.

	Three months ended May 31, 2006	Six months ended May 31, 2006
Equity compensation:
Cost of revenues	$253	$361
Research and development	534	819
Selling, general and administrative	1,168	2,144
Total equity compensation	1,955	3,324
Related income tax benefit	$491	$833

At May 31, 2006 the Company had 1,667 non-vested share based awards that had a weighted average grant date fair value of $10.38. As of May 31, 2006, the Company had $11,600 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 3.1 years.

The following table presents the impact of the adoption of FAS 123R on selected line items from the Company’s condensed consolidated financial statements for the three and six month periods ended May 31, 2006:

	Three months ended May 31, 2006		Six months ended May 31, 2006
	As Reported Following FAS123R	If Reported Following APB 25	As Reported Following FAS123R	If Reported Following APB 25
Condensed consolidated statement of operations:
Operating income	$25,487	$27,235	$32,541	$35,452
Income before provision for income taxes	27,685	29,433	34,944	37,855
Net income	24,576	26,324	31,013	33,924
Earnings per share
Basic	0.86	0.92	1.08	1.19
Diluted	$0.83	$0.87	$1.05	$1.14

The adoption of FAS 123R had no impact on the reported cash flows of the Company.

Pro Forma Information Under FAS 123 and APB 25

Prior to the Company’s 2006 fiscal year, share-based compensation plans were accounted for using the intrinsic value method prescribed in APB 25 and related Interpretations. Equity compensation of $191 and $381 was recorded in net income in the three and six month periods ended May 31, 2005, respectively. No equity compensation was recorded where share options granted had an exercise price equal to or greater than the market value of the underlying common shares on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of

FAS 123, the Company’s net income and basic and diluted net income per share would have been changed to the pro forma amounts indicated below (in thousands, except for per share data):

	Three months ended May 31,	Six months ended May 31,
	2005	2005
Net income as reported	$11,050	$20,493
Add: equity compensation included in net income, net of related tax effects	191	381
Deduct: equity compensation determined under fair value based method for all awards, net of related tax effects	(1,322)	(2,144)
Pro forma net income	$9,919	$18,730

Earnings per share
Basic as reported	$0.39	$0.73
Diluted as reported	$0.38	$0.71
Basic pro forma	$0.35	$0.66
Diluted pro forma	$0.34	$0.65

4.                   Net earnings per share

Basic net earnings per share for the three and six month periods ended May 31, 2006 is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares. Diluted net earnings per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period.

	Common shares
	Three months ended		Six months ended
	May 31 2006	May 31, 2005	May 31 2006	May 31, 2005
Total weighted average common shares – basic	28,670	28,372	28,589	28,246
Dilutive effect of share options	1,069	717	922	747
Total weighted average common shares – diluted	29,739	29,089	29,511	28,993

5.                   Other income

On March 6, 2006, the Company concluded the disposal of a product line through a license agreement of intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. The Company will continue to manufacture the related product lines for Napatech under a separate Supply Agreement. The license agreement requires an initial payment of $2,000 and further payments equal to the amount of annual revenue that is derived from the transferred customers during the twelve months from 1 March 2006 in excess of $2,000 up to a maximum of $7,500. The initial payment of $2,000 less costs of $35 has been recorded in the statement of operations as other income in the three and six month periods ended May 31, 2006.

6.                   Derivative financial instruments

The Company manages its exposure to foreign currency exchange rate risk between the U.K. pound to the U.S. dollar and the Malaysian ringgit to the U.S. dollar through entering into forward exchange contracts and options. The Company designated all of its forward foreign currency contracts as qualifying for hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

The Company reclassified a (loss) gain of ($972) and $378, net of tax of ($417) and $162, from AOCI to earnings during the six months ended May 31, 2006 and May 31, 2005, respectively due to the realization of the underlying transactions. The Company recorded the increase (decrease) in fair market value of derivatives related to its cash flow hedges of $2,014 and ($776), net of tax of $863 and ($333), to AOCI for the six months ended May 31, 2006 and May 31, 2005, respectively. Any remaining unrealized amounts are expected to be reclassified to earnings during the next twelve months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

The following table shows derivatives existing as of May 31, 2006 and November 30, 2005:

	May 31,	November 30,
Derivatives between U.K. pound and U.S. dollar	2006	2005

Forward exchange contracts and options	$42,526	$46,070
Fair value of contracts	$2,325	$(1,658)
Carrying value of contracts	$2,325	$(1,658)
Average rate of contract	$1.78	$1.84
Period end rate	$1.87	$1.72
Maximum period of contracts (months)	12	12

	May 31,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2006	2005

Forward exchange contracts and options	$5,800	$—
Fair value of contracts	$77	$—
Carrying value of contracts	$77	$—
Average rate of contract	$0.274	$—
Period end rate	$0.276	$—
Maximum period of contracts (months)	12	—

7.                   Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 71% of the total accounts receivable balance at May 31, 2006 and represented 78% of the total accounts receivable balance at November 30, 2005. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the six months ended May 31, 2006 and May 31, 2005, revenues from two customers, represented 82% and 84% of total revenues, respectively. No other customer accounted for more than 10% of revenues.

8.                   Acquisitions and intangible assets

Acquisitions

nStor Technologies Inc

On September 8, 2005, the Company completed the acquisition of nStor Technologies, Inc., a company that was headquartered in Carlsbad, California and was listed on the American Stock Exchange. nStor was a developer and provider of data storage subsystems, primarily to OEMs. The purchase price for the shares was cash of $25,254 including acquisition costs of $772. The primary purposes of this acquisition were to broaden the range of products and technology base within the Company’s Storage and Network Systems segment.

Oliver Design

On May 23, 2005, the Company acquired the business and assets of Oliver Design Inc, based in Scotts Valley, California. The structure of the transaction involves a total cash consideration of $17,222 including acquisition costs of $119 with $3,000 of the acquisition price being deferred for fifteen months. Oliver Design was a privately run business engaged in development and manufacturing of disk drive cleaning technology. The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

Cap Epsilon

On April 7, 2005 the Company purchased intellectual property for $2,230 consisting of a software suite which the Company intends to incorporate into a new product line within its Storage and Network Systems segment. The purchase price was recorded as In-Process Research and Development expense because the acquired software had not reached technological feasibility and had no alternative uses.

Identified intangible assets

Identified intangible asset balances are summarized as follows:

	May 31, 2006
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$11,300	$3,029	$8,271
Core technology	3,400	788	2,612
Non-competition agreements	1,000	449	551
Order backlog	2,100	1,509	591
Patents and core technology	1,487	273	1,214
Supplier contracts	39	23	16
Assembled workforce	124	54	70
Customer relationships	4,300	624	3,676
Total	$23,750	$6,749	$17,001

Goodwill

The changes in the carrying amount of goodwill for the three month period ended May 31, 2006 are as follows:

Balance at November 30, 2005:	$31,534
Tax benefit of goodwill	(900)
Settlements made during the period	5,916
Balance at May 31, 2006:	$36,550

9.                   Inventories

	May 31,	November 30,
	2006	2005

Finished goods	$38,385	$15,642
Work in progress	20,725	19,130
Raw materials	64,469	36,771
	$123,579	$71,543

10.            Income Taxes

The provision for income tax for the three months ended May 31, 2006 is based on an effective tax rate of 16%, the rate being based on a forecast of income before income taxes in the year ended November 30, 2006. The provision comprises a current tax prior year benefit of $596 and a deferred tax provision of $3,705. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to income tax exemptions for the Company’s Malaysian operations, research and development tax credits, the inclusion in the current tax of a benefit of $896 relating to further tax exemptions for the Company’s Malaysian operations and an agreement of a previous years computation resulting in a deferred tax benefit of $254.

The provision for income tax for the six months ended May 31, 2006 is based on an effective tax rate of 16%, the rate being based on a forecast of income before income taxes in the year ended November 30, 2006. The provision comprises a current tax prior year benefit of $615 and a deferred tax provision of $4,546. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to income tax exemptions for the Company’s Malaysian operations, research and development tax credits, the inclusion in the current tax of a benefit of $896 relating to further tax exemptions for the Company’s Malaysian operations and an agreement of a previous years computation resulting in a deferred tax benefit of $254 and a current tax benefit of $319.

The provision for income tax for the three months ended May 31, 2005 comprises current tax of $360 and deferred tax of $1,640. The deferred tax amount includes an exchange loss of $339 relating to the revaluation of the deferred tax asset, which is primarily denominated in U.K. pounds.

The provision for income tax for the six months ended May 31, 2005 comprises current tax of $675 and deferred tax of $2,359. The deferred tax amount includes an exchange gain of $200 relating to the revaluation of the deferred tax asset, which is primarily denominated in U.K. pounds.

11.            Employee Benefit Trusts

The Company has a variable interest in an employee benefit trust. Shares of the Company held by the trust are used to compensate the Company’s current and former employees. The Company is not the primary beneficiary of the trust because it does not absorb expected losses of the trust, nor does it receive expected residual returns of the trust. As of May 31, 2006 this trust held 583 of the Company’s common shares.

Transactions between the Trust and employees of the Company, such as the granting of shares, options over shares, or cash bonuses paid to employees, have been accounted for in accordance with the policies for accounting for equity compensation described above, and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital.

The Company operates a further employee benefit trust which holds 133 common shares included in unissued shares at May 31, 2006. Shares held by this trust will be used to satisfy the exercise of options granted to employees of the Company during the year ended November 30, 2006.

12.            Segment Information

Description of segments. The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Storage & Network Systems and Storage Infrastructure, each of which comprises a reportable segment.

Description of the Company’s segments:

Storage & Network Systems. Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

Storage Infrastructure. Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit. The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the equity compensation charge. The performance of each segment is generally measured based on gross profit.

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2006	2005	2006	2005
Revenues:
Storage & Network Systems	$153,738	$100,591	$282,568	$189,422
Storage Infrastructure	$135,144	$69,013	$196,831	$122,705

Total Segments	$288,882	$169,604	$479,399	$312,127

Gross profit:
Storage & Network Systems	$20,504	$16,081	$40,015	$30,250
Storage Infrastructure	$41,778	$21,170	$59,944	$36,684

Total Segments	$62,282	$37,251	$99,959	$66,934
Equity Compensation (note 3)	$253	$—	$361	$—

Total	$62,029	$37,251	$99,598	$66,934

Depreciation and amortization:
Storage & Network Systems	$1,904	$967	$3,495	$1,948
Storage Infrastructure	$1,510	$852	$2,919	$1,750

Total Segments	$3,414	$1,819	$6,414	$3,698
Corporate	$199	$88	$382	$194

Total	$3,613	$1,907	$6,796	$3,892

Total segments revenue represents revenue as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

13.            Subsequent events

On June 30, 2006 the Company acquired a portfolio of 49 US patents and related filings in other countries for consideration of $4,000. The portfolio will enable the Company to build more value add features and functions to products within the Storage and Network Systems segment and in particular will add to the technology acquired as part of the acquisition of nStor Technologies, Inc. in September 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ RICHARD PEARCE
Name: Richard Pearce
Title: Chief Financial Officer

Date: July 17, 2006